1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com MATTHEW K KERFOOT matthew.kerfoot@dechert.com +1 212 641 5694 Direct +1 212 698 3599 Fax

April 25, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E. Washington, D.C. 20549

Attn: Tom Kluck, Legal Branch Chief, Division of Corporation Finance

Re:	Equinox Frontier Funds (the “Trust”) Registration Statement on Form S-1 Amendment No. 1 to Registration Statement on Form S-1 File No. 333-210313

Dear Mr. Kluck:

Thank you for your comment letter dated April 18, 2016, regarding the registration statement on Form S-1 for the Trust and amendment no. 1 to the registration statement on Form S-1 for the Trust, each filed with the Securities and Exchange Commission (the “Commission”) on March 21, 2016 and March 22, 2016, respectively. Below, we describe the changes that have been made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

General

Comment 1.	We note that, on January 19, 2016, Equinox Fund Management LLC and related parties entered into a settlement with the Securities and Exchange Commission. Please provide disclosure regarding the circumstances that led to the settlement and the terms of the settlement.

	Response 1.	The registration statement has been revised accordingly with respect to the settlement entered into among Equinox Fund Management LLC and related parties and the Commission on January 19, 2016.

Comment 2.	We note that your management fee is based on the notional amount rather than on your net asset value. Please add risk factor disclosure to clarify that utilizing this method may result in your manager receiving higher management fees. Also, as applicable, please discuss how your method of calculating the management fee differs from similar commodity pools. Please make similar revisions to your Form 10-K or advise.

Response 2.	Additional risk factor disclosures have been added to the registration statement in accordance with the comment, as well as a discussion regarding how the Trust’s method of calculating the management fee differs from similar commodity pools.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5694. Thank you.

Best regards,

/s/ Matthew K. Kerfoot

Matthew K. Kerfoot

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